FOR IMMEDIATE RELEASE: October 7, 2009	PR09-22

John Theobald Joins Atna’s Board of Directors

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce that John Theobald has been appointed to the Board of Directors. Mr. Theobald is a mining executive with over thirty years international experience in exploration, operations, business development and mining finance. He is currently executive director and chief operating officer of Anglo Pacific Group plc, a London listed mining royalty company. Anglo Pacific has supported Atna as a shareholder since 2003. Mr. Theobald spent the early part of his career with Anglo American Corporation including time on the Witwatersrand goldfields in South Africa. After a short tenure with Phelps Dodge Mining Company and vice-president of a Canadian junior gold company, Mr. Theobald held various senior positions with Iscor Mining (since split into Kumba Iron Ore and Exxaro Resources), Metorex and the major industrial minerals group SCR-Sibelco. Mr. Theobald is qualified as a Chartered Engineer and has a BSc with Honours in geology from the University of Nottingham.

“The Board and management of Atna are pleased to have a senior mining executive of Mr. Theobald’s quality and background join our Board. Shareholders of Atna are widely distributed geographically, with one third each in Canada, Europe and the U.S. The addition of Mr. Theobald, who is based in London, will help to provide greater insight and representation for our European shareholders,” states James Hesketh, President  & CEO.

For additional information on Atna Resources, please visit our website at www.atna.com.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182